

NEWS RELEASE

Independent Proxy Advisory Firms Recommend Orla Shareholders Vote <u>FOR</u> the Arrangement Resolution in Connection with Proposed Business Combination with Equinox Gold

- *Your vote is important, regardless of how many shares you own.*
- *The Board of Directors of Orla unanimously recommends that Shareholders vote <u>**FOR**</u> the Arrangement Resolution.*
- *Shareholders with questions or requiring assistance in voting are asked to contact Laurel Hill Advisory Group by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting "INFO" to either 1-877-452-7184 or 1-416-304-0211, or by email at <u>assistance@laurelhill.com</u>.*

Vancouver, BC, July 10, 2026 – Orla Mining Ltd. (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that independent proxy advisory firms, including Institutional Shareholder Services ("ISS"), have recommended that shareholders of Orla ("Shareholders") vote <u>**FOR**</u> the special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") pursuant to a court-approved plan of arrangement under section 192 of the *Canada Business Corporations Act*, whereby Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") will acquire all of the issued and outstanding common shares of Orla in accordance with the arrangement agreement entered into by Orla and Equinox Gold dated May 12, 2026.

The Board of Directors of Orla (the "Board") also unanimously recommends that shareholders vote <u>FOR</u> the Arrangement Resolution.

"The merger appears to make strategic sense, as the combined company is expected to benefit from a more diversified asset base, greater strategic optionality, and enhanced long-term production potential."

- *ISS*

"We are pleased that these leading independent proxy advisors have recognized the merits of our combination with Equinox Gold and the value-focused rationale supporting it. The Board unanimously recommends that Shareholders vote <u>FOR</u> the Arrangement, and we encourage all shareholders to vote well in advance of the deadline of July 20, 2026 at 9:00 a.m. PT."

- Jason Simpson, President and Chief Executive Officer, Orla Mining

Special Meeting of Shareholders

The upcoming special meeting (the "Meeting") of Shareholders will be held on July 22, 2026 at 9:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. The Meeting will be held in person.

How to Vote

		Registered Shareholders *Common shares held in own name and represented by a physical certificate or DRS.*	**Non-Registered Shareholders** *Common shares held with a broker, bank or other intermediary.*
🌐	Internet	www.investorvote.com	www.proxyvote.com
📞	Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
✉️	Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholders are encouraged to vote their Orla shares as soon as possible ahead of the proxy voting deadline on July 20, 2026 at 9:00 a.m. (Vancouver time).

Shareholders may vote online, by telephone or by any other methods provided in the form of proxy or voting instructions which have been included as part of the mailing. Shareholders who require voting assistance may contact Orla's proxy solicitation agent, Laurel Hill Advisory Group ("Laurel Hill"), at the contact information below. Additionally, Laurel Hill will reach out to Shareholders to assist with voting and utilize Broadridge's Quickvote™ offering to take votes directly over the phone from eligible beneficial Shareholders. Beneficial Shareholders who have not received their voting instruction form with their unique control number may contact their broker and request this number to vote online or contact Laurel Hill.

Shareholder Questions & Voting Assistance

Orla has retained Laurel Hill to assist with shareholder communications and proxy solicitation in connection with the Meeting. **Shareholders who have not received the notice of meeting, management information circular and related documents (the "Meeting Materials") by mail, or who have any questions about the Arrangement, Equinox Gold, the Meeting Materials or the voting process should contact Laurel Hill.**

North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Text Message: Text "INFO" to 416-304-0211 or 1-877-452-7184
Email: assistance@laurelhill.com

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

On Behalf of the Board

Jason Simpson
President and Chief Executive Officer

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations and Corporate Development
www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release includes certain statements and information that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation and may include future-oriented financial information (collectively "forward-looking statements"), including statements regarding the intent of the Company, or the beliefs or current expectations of the officers and directors of the Company for the combined company. When used in this news release, words such as "will", "expect", "potential", "path", "objective", "becoming", "subject to", "expected", "to be", "look forward", "intends", "plans", "enter", "create", "enhance", "improve", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Meeting; the approval of the Arrangement Resolution by the Shareholders; and the merits of the Arrangement and expected benefits of the combined company, including a more diversified asset base, greater strategic optionality and enhanced long-term production potential.

The forward-looking statements contained herein include certain material assumptions and estimates regarding the forward-looking statements that, if untrue, could cause actual results, performances or achievements of the Companies to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to the Companies operations, future exchange rates, the Companies' ability to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Arrangement; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting the companies or its respective properties.

While Orla considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Although Orla believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company cautions that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this news release. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where the combined company will have assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the combined company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of the combined company to work productively with its Indigenous and community partners.

Additional factors are identified in Orla's and Equinox Gold's other filings with securities regulators including, but not limited to, the Circular, Orla's MD&A dated March 19, 2026 for the year ended December 31, 2025, Orla's annual information form dated March 19, 2026 for the year ended December 31, 2025, and Orla's MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Orla assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Orla updates any one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.